Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Mastech Holdings, Inc.

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Mastech Holdings, Inc. of our report dated June 4, 2008, relating to the combined balance sheets of the Mastech Group (comprised of iGate Mastech, Inc., Global Financial Services of Nevada, RPOWorldwide, Inc., and Mastech Trademark Systems, Inc.) as of December 31, 2007 and 2006, and the related combined statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, which report appears in the Registration Statement on Form 10, dated September 11, 2008, as amended (No. 001-34099) of Mastech Holdings, Inc.

Southfield, Michigan

September 30, 2008